British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	November 30 , 2003	04/01/29

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD
"John G. Robertson"	John G. Robertson	04/01/29

DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD
"Jennifer Lorette"	Jennifer Lorette	04/01/29

TERYL RESOURCES CORP.
Report to Shareholders for the Quarter Ended November 30, 2003

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule “A” – Consolidated Statement of Deferred Exploration and Development Expenditures and Note 5.

	(b)	See Schedule “A” - Statement of Operations and Deficit.

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date

Companies related to	Management fees	$ 7,500	$ 7,500
the President of the
Company
President	Director’s fees	3,000	5,500

Vice President	Administration fees	3,625	10,375
Director	Secretarial fees	3,907	10,874

See Schedule A – Notes 7 and 11 for descriptions of Related Parties and advances to and from Related Parties.

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER:

	(a)	See Note 10 to Schedule “A” for securities issued during the quarter

	(b)	See Note 10 to Schedule “A” for options granted during the quarter.

4.	SUMMARY OF SECURITIES AS AT NOVEMBER 30, 2003:

	(a)	See Note 10 to Schedule “A”.

	(b)	See Note 10 to Schedule “A”.

	(c)	See Note 10 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT JANUARY 29, 2004:

List of Directors:	List of Officers:

John Robertson	John Robertson – President and Secretary

Jennifer Lorette	Jennifer Lorette – Vice President

Susanne Robertson	Susanne Robertson – Chief Financial Officer

Monique Van Oord	Yale Hirsch – Vice President of Corporate Affairs

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended November 30, 2003

SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the quarter ended November 30, 2003 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company and its Subsidiary, Teryl, Inc., have gold, silver, diamond and oil and gas properties in Canada and the United States.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details). Additional drilling (3,500 feet), trenching (1,900 feet) was completed this year on the Main Gil, North Gil and other targets on the Gil claims.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district.

Results of Operations for the period ended November 30, 2003 (“2003”) compared to the period ended November 30, 2002 (“2002”)

Results of operations was a net loss of $ 249,960 ($0.0097 per share) as compared to a net loss of $ 138,154 ($0.0057 per share) for 2002.

In 2003 the Oil and Gas operations had net income of $ 7,327 compared to net income $ 3,999 in 2002.

In 2003 expenditures for advertising, promotion and public relations were $ 140,796 compared to $ 30,524 in 2002, due to increasing stock market prices and a determined effort to raise financing to carry out their exploration projects. Travel expenses were $ 30,840 in 2003 compared to $ 5,702 in 2002, due to a trip to Alaska to examine the companies’ mineral properties and a trip to Europe to interest investors. Several other expenditures in 2003 were higher than in 2002 due to rising costs and increased administration and promotional activities.

Significant events and highlights

On September 2, 2003 we announced drill results from the 2003 exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation. Drilling on Gil continues to produce excellent results including an intercept of 0.116 ounces of gold per ton over an interval of 60 feet from the Main zone, one of four gold targets on the property.

The goal of the 2003 exploration program is to define the limits of gold mineralization at the North Gil and the Main Gil Zones. The first phase US$830,000 exploration program consists of drilling approximately 60 holes for a total of 17,000 feet. Continued success in the first phase would initiate follow-up in-fill drilling at the Main Gil zone to upgrade the resource to reserve status.

The Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton. Kinross’ intentions for Gil are to advance the project to a production decision.

Following are assays of results received to date. Further results from the first phase program will be published when available.

Hole	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GVR03-287	105	130	25	0.033	North Gil

GVR03-288	190	200	10	0.035	North Gil
GVR03-289	165 335	225 350	60 15	0.026 0.043	North Gil
GVR03-290	120	155	35	0.028	North Gil
GVR03-291	90 275 280	100 325 285	10 50 5	0.036 0.042 0.242	Main/North Gil Intersection
GVR03-292	105 190	155 200	50 10	0.050 0.054	North Gil
GVR03-293	80 110 140 190 225	160 115 145 235 230	80 5 5 45 5	0.065 0.404 0.259 0.026 0.109	Main Gil
GVR03-294	180 225	190 230	10 5	0.038 0.146	North Gil
GVR03-295	85 250	110 260	25 10	0.100 0.053	Main Gil
GVR03-296	105	110	5	0.073	Main Gil
GVR03-299	35	65	30	0.038	M/NG Intersection
GVR03-300	25 25	60 35	35 10	0.364 1.207	North Gil
GVR03-301	155	170	15	0.032	North Gil
GVR03-302	45 340 375	50 345 410	5 5 35	0.094 0.520 0.033	North Gil
GVR03-303	50	95	45	0.042	Main Gil
GVR03-305	115	125	10	0.05	Main Gil
GVR03-306	15 110 115	50 130 120	35 20 5	0.028 0.081 0.252
GVR03-307	40	75	35	0.05	Main Gil
GVR03-308	60 100	120 110	60 10	0.045 0.109	Main Gil
GVR03-321	25 155 240 290	95 160 260 335	70 5 20 45	0.062 0.122 0.082 0.041	Main Gil
GVR03-322	110	125	15	0.088	Main Gil
GVR03-323	130 245	145 300	15 55	0.059 0.026	M/NG Intersection
GVR03-324	165 220	185 235	20 15	0.023 0.040	Main Gil
GVR03-325	25 195	35 215	10 20	0.042 0.041	North Gil
GVR03-326	25	40	15	0.020	Main Gil
GVR03-327	0	50	50	0.014	Main Gil
GVR03-328	0 20	40 40	40 20	0.024 0.037	Main Gil
GVR03-329	0	25	25	0.019	Main Gil
GVR03-330	25	40	15	0.025	Main Gil
GVR03-331	25 30	65 35	40 5	0.073 0.249	Main Gil
GVR03-333	85 145	95 185	10 40	0.045 0.039	Main Gil
GVR03-335					Main Gil
GVR03-349	50 135 195	75 210 205	25 75 10	0.046 0.030 0.101	Sourdough Ridge
GVR03-350	155	185	30	0.018	Sourdough Ridge
GVR03-353	5 10	65 40	60 30	0.116 0.202	Main Gil

On September 18, 2003 the Company announced that phase 2 field exploration on the Company’s 100%-

owned West Ridge property has expanded the size of the gold discovery at the Old Glory prospect. In addition, field work has confirmed the presence of eclogite-grade metamorphic rocks similar to those which host Kinross Gold’s 660,000 ounce True North gold deposit located two miles north of the West Ridge project. The True North gold deposit was purchased by Kinross Gold in 1999 for $94,000,000 in cash and shares.

Following are the highlights of work reported by the Company’s geological consultants, Avalon Development Corporation, under the supervision of principal Curt Freeman.

Old Glory Prospect

Phase 2 rock and soil auger sampling has been completed at the Old Glory prospect and has expanded the extent of anomalous gold in rocks and soil to an area measuring 400 meters northeast-southwest by 200 meters northwest-southeast. Soil values in this grid range up to 1,155 parts per billion (1.16 grams per tonne) gold with 2,850 parts per million (ppm) arsenic and 200 ppm tungsten. Rock samples collected from old prospect pits and trenches within the soil grid returned values up to 10.0 grams (1/3 of an ounce) per tonne gold, 5,900 ppm arsenic and 144 ppm bismuth. Substantial mineralization is found where the northeast trending structure intersects the northwest-trending structure. Arsenic mimics gold to a large degree while tungsten and bismuth mineralization are less definitive.

Gold mineralization at Old Glory is associated with sericite alteration in a strong sodium depletion zone. Of significance is that mineralization appears to be controlled by the Eldorado fault, a major northeast-trending district-scale structure which bounds the 2.4 million ounce Ryan Lode gold deposit located 16 miles southwest and the 660,000 ounce True North gold mine, just 2 miles northeast. Along this same fault lies Teryl’s Black Dome prospect, State of Alaska lease recently acquired, another gold anomalous area discovered by summer field exploration. Rocks of similar character to True North are present at both the Old Glory and the Black Dome areas, which suggests a genetic link between both mineralized prospects.

The Company is planning to continue expansion of the soil auger grid at Old Glory followed by backhoe trenching of the main Old Glory anomaly in preparation for drilling in 2003. Also, ground-based geophysical surveys are being planned to help better define drill targets.

Geochemical analyses for the West Ridge project were completed by ALS Chemex in Fairbanks, Alaska and Vancouver, British Columbia. Curt Freeman, M.S., P.Geo, is the qualified person for this news release.

On September 29, 2003 we announced further drill results from the 2003 first phase exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation.

The first phase drill program has served two purposes: firstly it has increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model, and secondly, it has extended the strike length of the Main Gil zone to almost 3,000 feet.

A phase 2 budget that includes US$750,000 for definition and infill drilling at the Main Gil will be submitted to the Gil Venture partners for approval. Drill data continues to be compiled for inclusion in the model database.

The Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton. Kinross’ intentions for Gil are to advance the project to a production decision with ore to be processed at the Fort Knox mill.

Following are new assays from the first phase program. Additional results will be published when available.

The Company is also pleased to announce that we are featuring a banner on www.gold-eagle.com.

Hole	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GVC03-304	0 135 180	10 145 190	10 10 10	0.071 0.065 0.034	Main Gil
GVC03-309	225	230	5	0.035	North Gil
GVC03-310	20 40 95 205	25 65 115 215	5 25 20 10	0.068 0.111 0.038 0.092	North Gil
GVC03-311	25 45 85	30 50 90	5 5 5	0.060 0.129 0.067	North Gil

	105 205	110 215	5 10	0.048 0.064
GVC03-312	130	135	5	0.038	North Gil
GVC03-313	15	20	5	0.052	North Gil
GVC03-314	10 50 95	20 55 110	10 5 15	0.026 0.139 0.069	Main Gil
GVC03-315	30 80	70 85	40 5	0.050 0.056	Main Gil
GVC03-316	0 40 105	20 60 125	20 20 20	0.187 0.027 0.326	Main Gil
GVC03-317	120 155 180 220 250 285	135 170 195 235 265 290	15 15 15 15 15 5	0.129 0.026 0.029 0.082 0.060 0.062	Main Gil
GVC03-318	55 115	70 130	15 15	0.042 0.030	Main Gil
GVC03-320	5	50	45	0.077	Main Gil
GVR03-334	5	10	5	0.044	Main Gil
GVC03-335	0 5	30 10	30 5	0.280 1.040	Main Gil
GVR03-351	40	55	15	0.063	Main Gil
GVR03-356	45 75 190 260	50 80 210 270	5 5 20 10	0.120 0.056 0.035 0.064	Main Gil
GVR03-357	275	295	20	0.068	750 feet south of Main Gil
GVR03-360	50	85	35	0.145	Main/North Gil Intersection
GVR03-361	50 130	55 135	5 5	0.033 0.035	Main/North Gil Intersection
GVR03-362	80	90	10	0.038	Main/North Gil Intersection
GVR03-363	50	55	5	0.032	Main/North Gil Intersection
GVR03-373	5 65 115	45 85 120	40 20 5	0.051 0.058 0.031	Main Gil

On October 21, 2003 the Company announced it had arranged a Private Placement of 3,000,000 units of Capital Stock at a price of $ 0.35 per unit. Each unit will consist of one common share and one-half share purchase warrant exercisable for one year at a price of $ 0.50 per common share. Two half warrants will enable the investor to purchase one additional share.

On November 3, we announced that the Company and Kinross Gold Corp. have increased the exploration program at the Fort Knox-Gil joint venture project in Alaska. Added to the original program of core and reverse circulation drilling, budgeted at US$750,000, is project assessment studies, essential for the development of the Gil gold deposits.

Exploration at the Gil Project has defined two substantial gold zones known as the Main and North deposits. The objective of the enhanced phase 2 program is to collect environmental baseline data, characterize the hydrology in the area of the Main Gil deposit, as well as conduct engineering studies for a haul road and other project-related construction activities.

It is expected that successful and timely completion of these activities would allow for the assessment of the economic viability of the Gil Project.

The Fort Knox-Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine.

Following is a summary of the 2003 Phase 2 Exploration Program for the Gil Project including estimated costs:

1.

Additional core and reverse circulation drilling to more fully define the limits and magnitude of gold mineralization at the Main Gils deposit and other targets. This phase including assaying, geologic services, access road and drill pad construction, and reclamation of surface disturbance, is estimated at US750,000;

2.	A cultural resources survey to determine the presence (or absence) of historical artifacts in the project area. This phase of work is estimated to cost US$81,000;

3.	Wetlands delineation and a Threatened and Endangered Species surveys are estimated to cost US$26,000;

4.	Costs under a State of Alaska Reimbursable Services Agreement for project-related activities are estimated to be US$23,000;

5.	Detailed digital topography, suitable for engineering studies and design, for the area of the mineral deposits are estimated to be US$20,000;

6.	Access and haul road design activities and construction cost estimates, US$75,000;

7.	Preliminary hydrologic studies and construction of a piezometer network are estimated to cost US$50,000; and

8.	Drilling of a production (water) well to characterize the nature and volume of ground water in the vicinity of the Main Gil deposit, US$50,000.

The total estimated cost of the proposed work program is US$1,075,000. Teryl Resources Corp.’s share (20%) of these costs is US$215,000 plus management fees.

On November 12, 2003 we announced that the third phase of auger drilling has been completed and three trenches totaling 342 meters have been completed on the newly discovered West Ridge gold zone. The Company’s geological consultants, Avalon Development, report that a series of shear zones were encountered in the trenches with widespread iron, arsenic and antimony oxides present. The shears strike northeast and north-northwest and are marked by fault gouge, breccia and shearing with quartz veins ranging up to 25 centimeters. The most promising rocks include intense red iron oxide after pyrite, yellow antimony oxide after stibnite and apple green arsenic oxide after arsenopyrite. Unaltered quartz veins containing jamesonite were discovered in a shear zone in Trench 1. Jamesonite is commonly present in high grade mineralization found elsewhere in the Fairbanks District. The rocks are pervasively sericite altered and at the southwest end of Trench 3 a granodiorite intrusive body was encountered which exhibits sericitic alteration similar to that seen in other intrusive-hosted gold systems in the region. The extent of this intrusive body is unknown at present. All trenches have been mapped and sampled and analytical results are pending at ALS Chemex in Vancouver.

Auger drilling on the Old Glory prospect has expanded the extent of anomalous gold in rocks and soil to an area measuring 500 meters northeast – southwest by 500 meters northwest – southeast. Soil values in this grid range up to 2,130 parts per billion (over 2 grams of gold per ton) and rock samples collected from the trenches returned values up to 10 grams (1/3 of an ounce per ton gold). Mineralization remains open to expansion to the northeast, southwest and northwest.

The Company is planning on drilling the high-grade trench targets on the Old Glory gold zone as soon as permitting is approved.

On November 17, 2003, the Company announced that Mr. Duggan has been appointed the Company’s Marketing and Advertising Consultant. Mr. Duggan is currently head of National Media Associates, formed in 1991, which specializes in market-development activities on behalf of Canadian and U.S. public companies. Mr. Duggan holds a Bachelor of Arts degree from University of Texas and an MBA from University of California and has been a senior financial communications advisor for 15 years. Incentive stock options were also granted to Mr. Duggan.

On November 25, 2003, the Company announced the receipt of approval of regulatory approval of its 3,000,000 Unit private placement.

Subsequent Events

On December 2, 2003, the Company announced jointly with its joint venture partner, Linux Gold Corp., that a ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations.

The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet.

Avalon Development, Teryl’s Consultant has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

On December 8, 2003, we announced that the following results have been received by Avalon Development Corp. on the trench geochemical results and ground geophysics recently completed on the Old Glory prospect on the Company’s 100% owned West Ridge claims in the Fairbanks District.

The most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic (Table 1). Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous (+50 ppb) and reach up to 1,000 ppb. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district. This portion of the grid also yielded grab rock samples which returned up to 10 grams per tonne gold from quartz-vein float, the highest grades recovered from the property to date.

Table 1: Trench 3 intrusive results, West Ridge property

Sample #	Trench	From_m	To_m	Interval_m	RockUnit	Au_ppb	As_ppm	Pb_ppm	Sb_ppm
461090	WRTR0303	99	100	1	Qtz-Mica Sch	71	240	7	5
461091	WRTR0303	100	101	1	Quartzite	226	926	4	14
461092	WRTR0303	101	102	1	Diorite	2860	3140	9	33
461093	WRTR0303	102	103	1	Diorite	1245	1915	15	37
461094	WRTR0303	103	104	1	Diorite	649	1480	5	17
461095	WRTR0303	104	105	1	Diorite	902	2610	5	22
461096	WRTR0303	105	106	1	Diorite	457	1120	9	16
461097	WRTR0303	106	107	1	Diorite	494	1455	7	21
461098	WRTR0303	107	108	1	Diorite	650	1360	13	22
461099	WRTR0303	108	109	1	Diorite	168	200	16	11
461100	WRTR0303	109	110	1	Diorite	218	233	13	28
465404	WRTR0303	110	111	1	Diorite	361	156	14	21
465405	WRTR0303	111	112	1	Diorite	296	102	11	13

465406	WRTR0303	112	113	1	Diorite	412	222	9	27
465407	WRTR0303	113	114	1	Diorite	178	100	17	9
465408	WRTR0303	114	115	1	Diorite	355	228	9	30

Given the presence of well mineralized intrusives in Trench 3, the extent of anomalous gold in soils adjacent to it and the presence of higher grade gold in rock samples from this area, a larger intrusive mass may exist south of the Old Glory discovery zone. Geophysical evidence supports this conclusion (see below).

GROUND GEOPHYSICS

Ground magnetic and VLF surveys were completed over the 3 West Ridge trenches in late November. These surveys correlate well with multi-element geochemistry and geologic mapping. Poorly mineralized quartzites and quartz mica schists generally have a flat, low magnetic response. Rocks of possible Chatanika Terrane origin returned a markedly higher magnetic response. Intrusive rocks display a flat low magnetic response in trench 3 but comprise only a small portion of the surveyed line making it difficult to determine whether or not the signature has reached a plateau or will continue to fall to a level which will allow mineralized intrusive and barren quartzite to be distinguishable on magnetic profiles.

CONCLUSIONS

Based on the geochemistry, geology and magnetics completed to date at the Old Glory prospect, John Robertson, President of Teryl Resources Corp., states, “I am very excited about drilling the intrusive discovery as soon as possible due to the fact that intrusive gold occurrences in the Fairbanks District have produced 20,000,000 ounces of gold from placer and lode resources.”

The following conclusions are warranted:

1.	Backhoe trenching has revealed the presence of northeast-trending mineralized shear zones at Old Glory. These shear zones correspond to linear gold – arsenic anomalies outlined by soil auger sampling.
2.	Backhoe trenching has revealed the presence of highly mineralized sericite altered intrusives which appear to underlie the southern end of the 2003 soil auger grid.
3.	Magnetics profiles appear capable of distinguishing between barren quartz mica schist and quartzite of the Fairbanks Schist from more magnetic rocks of the Chatanika Terrane.
4.	Magnetic profiles did not encounter enough intrusive rock to determine whether or not it could distinguish intrusives from Fairbanks Schist with any certainty.

RECOMMENDATIONS – Additional ground geophysics, trenching and drilling will commence on the gold intrusive discovery in January 2004.

On January 8, 2004 we announced further drill results from the 2003 second phase exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation (TSX: K).

The first phase drill program (see News Release, September 29, 2003) increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model and extended the strike length of the Main Gil zone to almost 3,000 feet. Phase 2 drilling has recently been completed bringing 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 8,917 feet of diamond core drilling in 31 holes. The best gold results were on Hole # GVR03-398, which intersected 135 feet of 0.087 opt gold including 85 feet of 0.121 opt gold.

Following are new assays from a portion of the second phase drilling program on the Main Gil deposit. Analytical results from additional drill holes will be published when available. Please note assays have not been capped.

Hole #	From (feet)	To (feet)	Thick	Au opt	Prospect
GVR03-375	35	85	50	0.054	Main Gil
GVR03-388	40	55	15	0.076	Main Gil
GVR03-393	50	80	30	0.143	Main Gil
GVR03-393	130	195	65	0.033	Main Gil
GVR03-396	30	60	30	0.036	Main Gil
GVR03-398	140	275	135	0.087	Main Gil
including	140	225	85	0.121	Main Gil
GVR03-399	25	35	10	0.155	Main Gil

GVR03-402	40	65	25	0.060	Main Gil
GVR03-403	155	195	40	0.126	Main Gil
GVR03-404	125	145	20	0.038	Main Gil
GVR03-405	25	50	25	0.051	Main Gil
GVR03-406	0	40	40	0.034	Main Gil
and	185	210	25	0.034	Main Gil
GVR03-407	65	110	45	0.053	Main Gil
GVR03-410	70	80	10	0.101	Main Gil
GVR03-411	210	245	35	0.085	Main Gil
GVR03-412	60	105	45	0.038	Main Gil
GVR03-413	60	90	30	0.039	Main Gil
GVR03-416	0	35	35	0.047	Main Gil
GVR03-420	170	190	20	0.077	Main Gil
GVR03-421	70	90	20	0.068	Main Gil
and	150	170	20	0.066	Main Gil
GVR03-424	50	115	65	0.043	Main Gil

On January 20, 2004 we announced further drill results from the 2003 second phase exploration program intercepted 205 feet of significant gold mineralization on Hole # GVC03-465, gold assays in ounces per ton (Au opt) as follows;

From (ft)	To (ft)	Thick (ft)	Au opt
5	80	75	0.027
225	250	25	0.194
290	395	105	0.170
Including 310	325	15	0.529

The first phase drill program (see News Release, September 29, 2003) increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model and extended the strike length of the Main Gil zone to almost 3,000 feet. Phase 2 drilling has recently been completed bringing 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 7,917 feet of diamond core drilling in 28 holes. Initial results of this second phase of drilling continued to advance the project (see News Release, January 8, 2004).

Following are new assays from a portion of the second phase drilling program on the Main Gil deposit. Analytical results from the final three drill holes will be published when available. A drill hole location map for these holes is attached for reference.

Hole #	From (ft)	To (ft)	Thick (ft)	Au opt	Prospect
GVR03-433	10	30	20	0.149	Main Gil
GVR03-433	40	50	10	0.057	Main Gil
GVR03-434	40	80	40	0.033	Main Gil
GVR03-434	90	100	10	0.075	Main Gil
GVR03-436	105	115	10	0.037	Main Gil
GVR03-438	60	80	20	0.120	Main Gil
GVR03-438	190	230	40	0.083	Main Gil
GVR03-441	5	45	40	0.073	Main Gil
GVR03-441	90	100	10	0.028	Main Gil
GVR02-442	50	105	55	0.029	Main Gil
GVR03-446	0	10	10	0.056	Main Gil
GVR03-447	45	80	35	0.105	Main Gil
GVR03-448	45	65	20	0.031	Main Gil
GVR03-449	40	75	35	0.024	Main Gil
GVR03-450	40	50	10	0.042	Main Gil
GVR03-451	70	145	75	0.028	Main Gil
GVR03-451	Including 110	120	10	0.092	Main Gil
GVC03-460	60	125	65	0.034	Main Gil
GVC03-460	185	205	20	0.041	Main Gil

GVC03-460	260	290	30	0.039	Main Gil
GVC03-461	225	235	10	0.048	Main Gil
GVC03-461	330	360	30	0.052	Main Gil
GVC03-463	20	35	15	0.055	Main Gil
GVC03-464	90	130	40	0.149	Main Gil
GVC03-465	5	80	75	0.027	Main Gil
GVC03-465	225	250	25	0.194	Main Gil
GVC03-465	290	395	105	0.170	Main Gil
GVC03-465	Including 310	325	15	0.529	Main Gil

Our Consultant, Curt Freeman, of Avalon Development Corporation (www.avalonalaska.com), states “Each drill program is incrementally improving the confidence in the Gil resources.”

Elsewhere on the Gil project, preliminary hydrology and engineering studies, resource database modeling and baseline environmental data continue to be gathered in accordance with revised Phase II work plans (see News Release, November 3, 2003).

FINANCING ACTIVITIES, PRINCIPAL PURPOSES AND MILESTONES, AND LIQUIDITY AND SOLVENCY [update for the 6 months ended November 30, 2003]
The Company did not issue any shares in the May 31, 2002 year. During the May 31, 2003 year the Company issued 2,004,850 common shares to net the treasury $ 260,948 and during the November 30, 2003 period the Company issued 5,332,500 shares to net the treasury $1,583,512. (See Note 10 to Schedule “A”). The Company also issued 200,000 common shares for mineral property at a deemed price of $ 0.08 per share during the May 31, 2003 year. In the August 31,2003, quarter, the Company repaid loans, on a net basis, of $ 140,991 to related companies and during the November, 2003 quarter made loans of $ 7,985.

Of the total cash raised of $ 1,267,159 from financing activities together with an opening cash deficit of $ (50,381) and $ 7,327 surplus on oil and gas operations, $ 298,941 was spent on exploration and development of mineral property interests, $ 260,230 was spent on operations and $ 644,739 was used to retire debt. In 2002, $ 14,204 was spent on exploration and development and $ 148,755 was spent on operations. The Company’s cash surplus at November 30, 2003 was $ 188,998 compared to $ 4,129 at November 30, 2002 and the working capital deficit decreased by $ 1,035,399 to $ 360,229 compared to $ 1,395,628 at May 31, 2003. The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties.